UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Equity Purchase Facility Agreement

On September 26, 2025 (the “Effective Date”), Linkage Global Inc., a Cayman Islands exempt company (the “Company”), entered into an Equity Purchase Facility Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor in a private placement (the “Private Placement”) up to an aggregate of $100.0 million (the “Commitment Amount”) in newly issued Class A ordinary shares, par value $0.025 per share (the “Shares”), from time to time on the terms, and subject to the conditions set forth therein. The price at which the Shares will be sold will be based on the applicable Market Price (as defined in the Purchase Agreement). We expect to use the net proceeds from any sales pursuant to the Purchase Agreement for working capital and other general corporate purposes.

Pursuant to the Purchase Agreement, the Company is prohibited from entering into an agreement involving a Variable Rate Transaction (as defined in the Purchase Agreement) from the Effective Date until the earlier of (i) 12 months after the date on which the initial Registration Statement is declared effective by the SEC and (ii) three (3) months after the date of termination of the Purchase Agreement. The Purchase Agreement shall automatically terminate on the earlier of (i) the first day of the next month following the 24-month anniversary of the Effective Date, (ii) the date on which the Investor shall have made payment of Advances (as defined in the Purchase Agreement) pursuant to the Purchase Agreement for Shares equal to the Commitment Amount, and (iii) the date on which the Company announces or publicly discloses a material restatement of its financial statements for two (2) or more fiscal quarters. The Company may terminate the Purchase Agreement upon five Trading Day prior written notice provided that there are no outstanding Advance Notices (as defined in the Purchase Agreement), the Shares under which have not been issued. The Investor may terminate this Purchase Agreement effective immediately if the effectiveness of the Registration Statement (as defined below), or any post-effective amendment lapses for any reason (including, without limitation, the issuance of a stop order by the Securities and Exchange Commission). The Investor may also terminate the Purchase Agreement, if the Registration Statement or any post-effective amendment, prospectus or any prospectus supplement becomes unavailable to the Investor for the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period.

Also pursuant to the Purchase Agreement, if required by the rules of the Principal Market (as defined in the Purchase Agreement) the Company is required to provide each shareholder entitled to vote at a shareholder meeting, which shall be held no later than sixty (60) days following the Effective Date, a proxy statement (reasonable acceptable to the Investor). The proxy statement must solicit the shareholders’ affirmative vote at the shareholder meeting for approval of the proposal to authorize the issuance of all of the Shares issuable under the Purchase Agreement in compliance with the rules and regulations of the Principal Market. The Company is required to use its reasonable best efforts to solicit its shareholders’ approval of such proposal and to cause the board of directors of the Company to recommend to the shareholders that they approve such proposal.

The Shares have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered and will be issued and sold pursuant to the exemption provided in Section 4(a)(2) under the Securities Act.

Entry into Registration Rights Agreement

In connection with entering into the Purchase Agreement, the Company and the Investor also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, within 40 days of the date of the Purchase Agreement, the Company is required to file a registration statement on Form F-1 (the “Registration Statement”) with the SEC to register the Shares. The Company also agreed to use its commercially reasonable efforts to cause the Registration Statement to become effective within 85 days following its filing with the SEC.

The foregoing description of the Purchase Agreement and Registration Rights Agreement is not complete and is qualified in their entirety by reference to the text of such documents, which are filed as Exhibit 10.1 and 10.2, respectively, hereto and which are incorporated herein by reference

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Equity Purchase Facility Agreement dated as of September 26, 2025
10.2	Form of Registration Rights Agreement dated as of September 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: September 29, 2025	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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